Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank Human Resources Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 28, 2011 with respect to the statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the People’s United Bank 401(k) Employee Savings Plan.

/s/ KPMG LLP

Stamford, Connecticut

June 28, 2011